Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Mariner Energy, Inc.
Commission File No. 333-166964

PERMIAN CANADA EGYPT Global Transaction with BP plc July 20, 2010

Cautionary Statement 2 This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 containing a preliminary proxy statement of Mariner Energy, Inc. ("Mariner") that also constitutes a preliminary prospectus of Apache. A definitive proxy statement/prospectus will be mailed to stockholders of Mariner. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC's web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache's website at www.apachecorp.com under the tab "Investors" or by contacting Apache's Investor Relations Department at 713^296^6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner's website at www.mariner^energy.com under the tab "Investor Information" or by contacting Mariner's Investor Relations Department at 713^954^5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC's website for further information on its public reference room. Apache, Mariner, their respective directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Mariner in connection with the proposed transaction. Information regarding Apache's directors and officers can be found in its proxy statement filed with the SEC on March 31, 2010, and information regarding Mariner's directors and officers can be found in its proxy statement filed with the SEC on April 1, 2010. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-Looking Statements Statements in this document include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed transaction; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on transaction-related issues. Other factors that could materially affect actual results are discussed in Apache's and Mariner's most recent Forms 10-K as well as each company's other filings with the SEC available at the SEC's website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

2Q Financial Highlights 3 Earnings of $860 MM ($2.53/share); up 22% to prior quarter Record production up 10% sequentially to 647 Mboe/d Cash Flow up 17% to $1.83 Bn Cash balance stands at $1.8 Bn 2Q period-end Debt-to-Cap of 22%

Strategic exit by BP creates expansion opportunity in 3 core Apache regions: Permian, Canada, Western Desert of Egypt Long-lived legacy properties with 12.7 year proved reserve life Quality assets provide drilling, optimization opportunities Pipeline of development projects Large resource potential in new plays Extensive acreage and exploration portfolio Associated midstream assets Talented and experienced staff Plays to Apache core competence of adding value to underworked assets Committed to a balanced and conservative financing plan Transaction Highlights 4

BP Transaction Terms 5 Acquisition of 3 entire BP regional E&P businesses: Entirety of Permian Basin Canadian upstream business, excluding oil sands and NGLs Entirety of Egyptian Western Desert Transaction value: $7.0 billion $5.0 billion deposit to be made 30 July Expected Q3-Q4 2010 closings, subject to regulatory clearances

6 Production (1H2010 Net) Production (1H2010 Net) Production (1H2010 Net) Reserves Reserves Reserves Oil+NGLMB/D Natural GasMMCF/D TotalMBOE/D P1 MMBOE P2 MMBOE P1+P2MMBOE Net Acres(Thousand) Permian 15.1 80.6 28.5 140.9 42.6 183.5 763 Canada 6.5 239.9 46.5 223.7 134.2 357.9 1,278 Egypt 6.0 10.6 7.8 20.2 4.3 24.5 394 Total 27.7 331.0 82.8 384.8 181.1 565.9 2,435 All figures except Reserves based on BP disclosures and estimates. Permian net acres includes 405K Net Mineral Acres. Asset Summary

7 Evaluation of Acquired Businesses (CHART) $BN Proved Reserves Probable Reserves Acreage Midstream Exploration ProvedReserves ProbableReserves Total MMBOE 384.8 181.1 565.9 $/BOE 13.38 4.62 12.37

BP Permian E&P 8 Extensive portfolio across basin Excellent fit Attractive acreage position: 763K net acres incl. 405K mineral acres No operated wells drilled in 4 years >2,000 infill drilling locations Resource plays: Yeso, Spraberry Expands APA's interest in key fields: Eunice, NMFU, NEDU, Warren, etc. APACHE + MARINER BP PERMIAN COMBINED REGION % CHANGE Oil+NGL MB/D 47.0 15.1 62.1 32% Natural Gas MMCF/D 108.2 80.6 188.7 74% Total Prod. MBOE/D 65.0 28.5 93.5 44% P1 Reserves MMBOE 555.1 140.9 696.0 25% Net Acres 000s 731 763 1,494 104% Apache BP Mariner Production figures are 1H 2010. Mariner production rate January-May. Apache reserve and acreage figures are year-end 2009, BP Permian reserve figures as of 30 June 2010.

BP Canada E&P 9 Broad-based E&P business with deep resources in early-stage development Material near-term growth: Noel tight gas production ramp-up (infrastructure complete) Complements Apache's NEBC: Tight gas resource plays British Columbia Alberta Edmonton Calgary Fort St. John Noel/Montney Mist Mountain Ojay NEBC Northwest West Central East Apache BP Horn River Zama Hawkeye Provost Hatton Nevis Kaybob Carson Creek Hamburg NGL KITIMAT Production figures are 1H 2010. Apache reserve and acreage figures are year-end 2009, BP Canada reserve figures as of 30 June 2010. APACHE STANDALONE BP CANADA COMBINED REGION % CHANGE Oil+NGL MB/D 16.3 6.5 22.8 40% Natural Gas MMCF/D 326.6 239.9 566.5 73% Total Prod. MBOE/D 70.8 46.5 117.3 66% P1 Reserves MMBOE 531.0 223.7 754.7 42% Net Acres 000s 4,422 1,278 5,700 29%

Alexandria Cairo El Alamein Apache BP APA (Compression) APA BP APA APA BP El Hamra Oil Export Terminal Matruh BP APA APA Dashour LPG Plant (BP) National Gas Grid APA BP Egypt (Western Desert) E&P 10 Bolt-on acquisition with ample exploitation/exploration opportunities 4 development leases in the heart of prolific Abu Gharadig Basin Limited exploration to date, no penetrations of AEB or Jurassic, no waterfloods. No seismic on AG since 1999 Infrastructure synergies Production figures are 1H 2010. Apache reserve and acreage figures are year-end 2009, BP Egypt reserve figures as of 30 June 2010. 4 VEGAS discoveries since '07 Reported: 1.5 TCF, 200 MMB BED Field (Shell): 10,000 B/D, 129 MMCF/D Abu Gharadig Gas Plant (BP) APACHE STANDALONE BP W. DESERT COMBINED REGION % CHANGE Oil+NGL MB/D 94.6 6.0 100.7 6% Natural Gas MMCF/D 375.2 10.6 385.8 3% Total Prod. MBOE/D 157.2 7.8 165.0 5% P1 Reserves MMBOE 308.8 20.2 329.0 7% Net Acres 000s 7,545 394 7,939 5%

(CHART) (CHART) APA After (Q2 '10 "APA Before"+BP Acquisition) Combined Production 11 (CHART) APA Before (Q2 '10 APA+Mariner+Devon) Q2 788 MBOE/D 50% Liquids Q1 586 MBOE/D 51% Liquids * Apache's reported Q2 production was 647 MBOE/D. Q2 705* MBOE/D 53% Liquids

$BN Cash 1.5 Commercial Paper 0.7 364-day Bank Facility 1.0 Term Debt 1.0 Common/Mandatory Converts 2.8 Total 7.0 Preliminary Financing Plan 12

Financial Impact 13 APACHE BP BUSINESSES ACQUIRED COMBINED RESERVES(MMBOE) 2,589 385 2,974 1H PRODUCTION(MBOE/D) 686 83 769 1H REVENUE - 1H EXPENSES($MM) 4,738 365 - 400 5,103 - 5,138 PROVED RESERVE LIFE(YEARS) 10.3 12.7 10.6 % LIQUIDS(based on 1H production) 51% 33% 49% Apache includes performance of Mariner and Devon acquisition assets for the same period of time.

(CHART) 1H 2010 Production MBOE/D Peer Group Positioning 14 14 Peer group includes APC, CHK, DVN, ECA, EOG, HES, MRO, MUR, NBL, NFX, OXY and XTO. Apache production is 1H 2010. "APA Before" includes APA+Mariner+Devon. "APA After" includes "APA Before" +BP Acquisition. Mariner production contribution based on January-May 2010. Apache's reported 1H production was 617 MBOE/D. Proved Reserves (2009YE) BN BOE

Strategic exit by BP creates expansion opportunity in 3 core Apache regions: Permian, Canada, Western Desert of Egypt Long-lived legacy properties with 12.7 year proved reserve life Quality assets provide drilling, optimization opportunities Pipeline of development projects Large resource potential in new plays Extensive acreage and exploration portfolio Associated midstream assets Talented and experienced staff Plays to Apache core competence of adding value to underworked assets Committed to a balanced and conservative financing plan Transaction Highlights 15

Appendices

BP Permian E&P Business

BP Permian: Infill Drilling of Large Fields

- **Inventory of >2,000 infill drilling locations in large fields**


Texas
New Mexico
Apache
BP
Mariner


Block 31

- 54 drilling locations identified
- 87% WI; 76% NRI
- Devonian tight oil/gas development
- Ellenberger CO2 flood potential
- Nitrogen injection optimization


Wilshire

- 427 drilling locations identified
- 89% WI; 78% NRI
- Ellenberger re-rentry
- Devonian infill and re-fracs
- Strawn up-hole recompletions
- Spraberry/Wolfcamp up-hole recomplete potential


Brown Bassett

- 61 drilling locations identified
- 38% WI; 38% NRI
- Ellenberger, Strawn, Wolfcampinfills
- Downspacing in Ellenberger
- Up-hole recompletion potential for Ellenberger wells

Based on BP management estimates.

18

BP Permian: Yeso Oil Play

Location Map



Texas
New Mexico

Locations, Economics

- 739 drilling locations

Well Economics:

- Drilling & completion cost: $1.5MM
- Avg. First Year Production: 40 B/D
- EUR: 102 MBOE (80 MBO oil, 134 MMCF gas)
- WI: 42%
- NRI: 36%
- IRR: 70%

Development Areas



40 miles
Concho OPM
Loco Hills
NB Tween
Barnsdall
Foster Eddy

Single well economics based on Apache estimates at strip oil and gas prices.

19

Apache CORPORATION

BP Permian: Spraberry Oil Play

Location Map



Apache
BP
Mariner

Locations & Upsides

- 977 drilling locations identified
- Infill drilling and recompletions across the play
- Additional opportunities:
  - Re-frac with modern frac technology
  - Potential to deepen to Wolfcamp
  - Expansion of Wolfberry to surrounding acreage
  - Significant ownership of royalty interests in southern Delaware and Midland basins

Single Well Economics

- Drilling & completion cost: $1.5MM
- Avg. First Year Production: 50 B/D
- EUR: 135 MBOE (80 MBO oil, 329 MMCF gas)
- 78% WI
- 68% NRI
- IRR: 99%

Single well economics based on Apache estimates at strip oil and gas prices.

20

Apache CORPORATION

BP Permian: Additional Opportunities 21 Infill drilling, recompletions Waterflood enhancement Development of new horizons/plays Application of horizontal drilling and multi-frac technologies Tertiary recovery Mineral fee acreage: 1.1MM gross/405K net acres High potential exploration prospects

BP Canada E&P Business

Development project ramping up to >100 MMCF/D flat for 15 years (42 MMCF/D in June) US$600MM infrastructure completed 2008-2010 100% WI BP Canada: Noel Tight Gas Project 23 6 5 4 3 2 1 Compression Nodes Cadomin Lands Doig Lands Cadomin & Doig Lands Gathering Nodes Gas Gathering Doig Wells Cadomin Wells Microseismic Monitor Based on BP management estimates.

BP Canada: Montney Play

- Significant potential on trend with core play area
- Access to pipeline and processing infrastructure
- Complements Apache's Canadian resource play portfolio



N. Groundbirch (Talisman)
E. Groundbirch (Shell)
Sunrise (Shell/Arc)
Parkland (Arc)
West Dawson (Arc)
Dawson (Arc)
W.Groundbirch (Talisman)
Groundbirch (Shell)
Swan (Encana) + Tupper (Murphy)
Sundown (Murphy)
Noel
Recent ConocoPhillips Activity
Tupper West (MUR, ECA, COP)
TupperWest 2 ConocoPhillips/Encana
Montney Tight Gas Pools
Original Gas in Place
<20 BCF/Sec
20.01 - 40.00
40.01 - 60.00
60.01 - 80.00
80.01 - 100.00
100.01 - 120.00
>120



Based on BP management estimates.

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Apache CORPORATION

BP Canada: CBM Potential

- 2 large CBM projects in appraisal stage (100% WI)
- Additional CBM opportunities in the Canada portfolio

Mist Mountain

- South East British Columbia CBM project
- Producing CBM field 15 miles north
- Estimated 8.4 TCF original gas in place


X Production Test Well
BP Land
Apache
BP
Alberta
British Columbia
Production Potential
High
Low

Ojay

- North East British Columbia CBM project
- Opportunity within footprint of existing focus area
- Estimated 1.6 TCF original gas in place


Production Test Well
Potential Step out Location
BP Land
Apache
BP
Alberta
British Columbia
Production Potential
High
Low

Original gas in place based on BP management studies.

25

BP Canada: Additional Opportunities 26 Kaybob, Harmattan: Dovetail with Apache positions Mountain front: Impactive exploration potential Large acreage portfolio well positioned for application of new horizontal and multifrac technology plays Potential Kitimat LNG synergies

BP Egypt E&P Business (Western Desert)

28 Razzak Development License 77,000 acres 12,000 BO/D East Badr El Din Exploration License 20,000 acres North Abu Gharadig Development License 99,000 acres 500 BO/D Abu Gharadig ("AG") Development License 99,000 acres 5,500 BO/D 40 MMCF/D WD-33 Development License 99,000 acres 1,500 BO/D BP Western Desert: Concessions Dahshour LPG Plant 1,000 BLPG/D Concession Term: Development concessions: December 2024 + 5 year option Exploration license: Estimated 1.5 years remain + 2 yr extension Fiscal terms: Cost oil = 40% Development cost recovery = 5 yrs Contractor % of profit oil = 12% Gas sales price = $2.65/MMBTU cap Apache BP Cairo Alexandria El Alamein National Gas Grid

BP Western Desert: Waterflood Opportunities 29 Cairo Active 2010 Opportunities Apache Waterflood Areas Apache currently operates 27 waterflood projects in WD producing 70,000 B/D No active waterfloods in BP Western Desert properties Non-Apache Operated Apache BP

BP Western Desert: Applying 3D Seismic 3D seismic survey underway in BP concessions (updating 1999 AG seismic) Provides basis for regional maps in the AEB and Jurassic Enables improved prospect definition for shallow and deep targets 1999: Repsol Example of Seismic Improvement in Western Desert 2008: Apache 30

BP Western Desert: Deeper Drilling Potential 31 Jurassic AEB Abu Roash Bahariya No BP wells have penetrated the prolific AEB or Jurassic formations 1,670 km2 3D seismic survey in progress covering all blocks Cairo 4 discoveries since 2007: Reported: 1.5 TCF, 200MMB (Bahariya and Kharita) Apache BP BED Field: 10,000B/D, 129 MMCF/D JG Field (APA+Shell): Discovered 2001 5,500B/D, 52 MMCF/D East Bahariya Area Fields (APA): 55,100B/D

32 Apache operates compression on Northern gas export route (to Alexandria), and Southern gas export leg to Abu Gharadig BP operates the Southern gas export route (Abu Gharadig-Dahshour) Access to BP infrastructure unlocks Apache shut-in production Apache BP BP Western Desert: Infrastructure Synergies APA: 0 MMCF/D APA: 800MMCF/D BP: 100+ MMCF/D Spare Capacity Dashour LPG Plant (BP) Shut-in Production 300 MMCF/D Abu Gharadig Gas Plant (BP)

Apache's Track Record in Egypt 33 Apache Egypt Production (CHART) (CHART) WELLS Doubled Production Organically in 5 Years to 332 MBOE/D Western Desert Wildcat Wells 2005-2010

In 2003, Apache acquired Forties field from BP with 144 MM BBL oil P1 By March '10: Apache had produced the full P1 acquired, and remaining P1 reserves were 173 MM BBL Apache's Track Record: Forties 34 (CHART) MB/D TREND 107% above trend

Associated Midstream Assets

- **Apache to receive BP's interest in associated midstream assets:**

Region	Asset	WI%	Capacity	Operated	
Permian	▪ Block 31 plant ▪ Crane plant ▪ Terrell plant	86.5% 100% 23%	72 MMCF/D 26 MMCF/D 86 MMCF/D (note: throughput)	Yes Yes No	
Canada	▪ 8 gas plants ▪ 2,933 miles of pipelines+flow lines	Various	Various	Primarily yes	
Egypt	▪ AG gas plant ▪ AG-Dahshour pipeline ▪ AG-Al Hamra pipeline ▪ Dahshour LPG plant	EGPC EGPC EGPC EGPC	160 MMCF/D 150 MMCF/D 12" line 135 MMCF/D	Yes Yes Yes Yes	

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Apache CORPORATION